As filed with the U.S. Securities and Exchange Commission on May 29, 2008
Registration No. 333

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
TELMEX INTERNACIONAL, S.A.B DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)
Telmex International
(Translation of issuer's name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, NY 10004
Tel: (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Tel: (212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Scott A. Ziegler, Esq.	Nicolas Grabar, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 United States of America Tel: (212) 319-7600	Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 United States of America Tel: (212) 225-2000
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 20 Series L Shares of Telmex Internacional, S.A.B. de C.V.	750,000,000 American Depositary Shares	$0.05	$37,500,000	$1,473.75
(1)	Each Unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as an exhibit to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of
	Item Number	ADR Filed Herewith
	and Caption	as Prospectus

1.	Name of depositary and	Face, introductory paragraph
	address of its principal	and final sentence on face.
executive office

2.	Title of ADR and identity	Face, top center and
	of deposited securities	introductory paragraph

Terms of Deposit

(i)	The amount of deposited	Face, upper right corner
	securities represented by	and introductory
	one ADR unit	paragraph

(ii)	The procedure for voting,	Reverse, paragraph (14)
if any, the deposited
securities

(iii)	The procedure for collection	Face, paragraphs (4), (5) and
	and distribution of dividends	(8); Reverse, paragraph (12)
(iv)	The procedure for transmission	Reverse, paragraphs (13),
	of notices, reports and	(14) and (16)
proxy soliciting material

(v)	The sale or exercise of	Face, paragraphs (4) and (5);
	rights	Reverse, paragraph (12)

(vi)	The deposit or sale of	Face, paragraphs (4) and (5);
	securities resulting from	Reverse, paragraphs (12) and
	dividends, splits or plans	(15)
of reorganization

(vii)	Amendment, extension or	Reverse, paragraphs (20)
	termination of the deposit	and (21) (no provision
	agreement	for extension)

(viii)	Rights of holders of ADRs	Reverse, paragraph (16)
to inspect the transfer books
of the Depositary and the
lists of holders of ADRs

(ix)	Restrictions upon the right	Face, paragraphs (2), (3),
	to deposit or withdraw the	(4) and (5)
underlying securities

(x)	Limitation upon the liability	Reverse, paragraph (18)
of the Depositary

3.	Description of all fees and charges that	Face, paragraph (8)
may be imposed directly or indirectly against
the holders of ADRs

Item 2. AVAILABLE INFORMATION
Location in Form of
	Item Number	ADR Filed
	and Caption	Herewith as Prospectus

2(b)	Statement that the foreign issuer is	Face, paragraph (11)
subject to the periodic reporting
requirements of the Securities Exchange
Act of 1934 and, accordingly, files certain
reports with the Securities and Exchange
Commission (the "Commission") and
that such reports can be inspected by holders
of ADRs and copied at public reference facilities
maintained by the Commission in Washington, D.C

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Deposit Agreement. Form of Deposit Agreement dated as of __________ , 2008 among Telmex Internacional, S.A.B. de C.V., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (as so amended, the "Deposit Agreement") including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 29, 2008.

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name:	Melinda L. VanLuit
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Telmex Internacional, S.A.B. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 29, 2008.

TELMEX INTERNACIONAL, S.A.B. DE C.V.

By:	/s/Oscar Von Hauske
Name: Oscar Von Hauske
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Oscar Von Hauske Solis and Adolfo Cerezo, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of May 29, 2008.

Name	Title

/s/Carlos Slim Domit	Chairman
Carlos Slim Domit

/s/Jaime Chico Pardo	Director
Jaime Chico Pardo

Director
Laura Diez Barroso de Laviada

/s/Arturo Elias Ayub	Director
Arturo Elias Ayub

Director
Robert Kriete

Director
Francisco Medina Chávez

Director
Jorge Andrés Saieh

/s/Fernando Solana Morales	Director
Fernando Solana Morales

/s/Antonio Del Valle Ruiz	Director
Antonio Del Valle Ruiz

/s/Oscar Von Hauske Solís	Chief Executive Officer
Oscar Von Hauske Solís	Chief Financial Officer

/s/Eric D. Boyer	Director
Eric D. Boyer

/s/Rayford Wilkins, Jr.	Director
Rayford Wilkins, Jr.

/s/Oscar Von Hauske Solís	Chief Executive Officer
Oscar Von Hauske Solís	Chief Financial Officer

/s/Gabriel Juárez Lozano	Comptroller/Principal Accounting
Gabriel Juárez Lozano	Officer

/s/Donald J. Puglisi	Authorized Representative in the
Donald J. Puglisi	United States

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Deposit Agreement
(d)	Opinion of Counsel
(e)	Rule 466 Certification